Exhibit 12.1
USG Corporation
Ratio of Earnings to Fixed Charges

	June 30,	Year end December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before taxes	209	262	46	59	(170)	(410)
Less: Income (loss) from equity method investments	23	50	35	1	—	1
Income (loss) from continuing operations before income taxes and equity method investment earnings	186	212	11	58	(170)	(411)
Add: Distributed income of equity investee	18	38	—	—	—	—
Add: Fixed charges	93	191	207	230	230	237
Less: Interest capitalized	(1)	(3)	(3)	(3)	—	—
Total Earnings (Loss)	296	438	215	285	60	(174)

Fixed Charges:
Interest expense	76	159	173	195	197	201
Amortized premiums, discounts, and capitalized related to indebtedness	2	4	6	8	9	10
Interest capitalized	1	3	3	3	—	—
Interest portion of rent expense	14	25	25	24	24	26
Total Fixed Charges	93	191	207	230	230	237

Ratio of Earnings to Fixed Charges	3.2	2.3	1.0	1.2	- (a)	- (a)
(a) As a result of the net losses in these years, the amount of the coverage deficiencies for the years ended December 31, 2012 and 2011 was $170 million and $411 million, respectively.